June 12, 2006
Vivendi: Telecommunications in Poland
Paris — Elektrim has announced today that an arbitration tribunal has authorized Deutsche Telekom to exercise a purchase option in respect of 48% of PTC, the Polish mobile telephone operator.
1.	This award has apparently been handed down in the context of an arbitration between Deutsche Telekom and Elektrim under a shareholders’ agreement to which neither Vivendi nor Elektrim Telekomunikacja (Telco) are parties.

In any event, it could not have any impact on Telco’s ownership of the PTC shares that Elektrim claims to own following the arbitration award dated November 26, 2004, which is unenforceable against Telco, and the recognition of which by the Court of Appeal on March 29, 2006 had no effect on its application.

2.	This purchase option could only be exercised in respect of the shares owned by Elektrim, namely a single PTC share. The 48% of PTC transferred to Telco in 1999 is not subject to this purchase option, because it is not owned by Elektrim.

3.	On December 20, 2005 the Commercial Court in Vienna, at first instance, set aside the part of the award dated November 26, 2004 that declared the transfer of the PTC shares to Telco ineffective. It unambiguously confirmed our interpretation of the award, which is not enforceable against Telco.

Telco had no obligation pursuant to this arbitration to which it was not a party, and the allegations of Elektrim are unfounded.
The Warsaw Court of Appeals’ recognition on March 29, 2006 of the arbitration award dated November 26, 2004 did not take this decision of the Commercial Court into account, and will be the subject of a further appeal.

4.	The assertions made by Elektrim according to which DT owns 97% of PTC are therefore groundless and constitute an infringement of Telco’s property rights.
Important Disclaimer:
This press release contains ‘forward-looking statements’ as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks described in the documents Vivendi has filed with the U.S. Securities and Exchange Commission and with the French Autorité des Marchés Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi with the U.S. Securities and Exchange Commission at www.sec.gov and with the French Autorité des Marchés Financiers at www.amf-france.org or directly from Vivendi. Vivendi does not undertake to provide, nor has any obligation to provide, update or revise forward-looking statements.
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